FILE NO. 70-8875

                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

               CERTIFICATE OF PARTIAL CONSUMMATION WITH RESPECT TO
                 1) AMENDMENT TO REVOLVING CREDIT FACILITY
			 AND 2) AMENDMENT TO NU PARENT CREDIT AGREEMENT

                         NORTHEAST UTILITIES ("NU")
           THE CONNECTICUT LIGHT AND POWER COMPANY ("CL&P")
          WESTERN MASSACHUSETTS ELECTRIC COMPANY ("WMECO")
          PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE ("PSNH")
                   HOLYOKE WATER POWER COMPANY ("HWP")
               NORTH ATLANTIC ENERGY CORPORATION ("NAEC")

     Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, as amended, NU, CL&P, WMECO, PSNH, HWP, and NAEC (collectively, the "Applicants") hereby report and certify as follows:

     Effective as of March 3, 1999, NU, CL&P and WMECO entered into the
Third Amendment and Waiver dated as of March 3, 1999 to the Credit
Agreement dated as of November 21, 1996, among NU, CL&P and WMECO and the Lenders named therein as contemplated by the Application/Declaration (as amended, the "Application") in File No. 70-8875, insofar as the Application related to Amendments to the Credit Agreement dated November 21, 1996. The transactions were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the orders of the Commission issued on November 20, 1996, February 11, 1997, March 25, 1997 and May 29, 1997 in this File.

	Additionally, pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, as amended, NU (the "Applicant") hereby reports and certifies as follows:

	Effective as of March 9, 1999, NU entered into a Second Amendment to the Credit Agreement dated as of February 10, 1998 with the Lenders and Toronto Dominion (Texas), Inc., as Administrative Agent for the Lenders named therein as contemplated by the Application/Declaration (as amended, the Application") in File No. 70-8875, insofar as the Application related to the issuance and sale of notes by NU through December 31, 2000 under a supplementary revolving credit facility in the aggregate principal amount of up to $25 million. The transaction was carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued on January 16, 1998 in this File.


The following additional exhibits are filed herewith:

B.11 Third Amendment and Waiver to the Credit Agreement dated as of November 21, 1996, dated as of March 3, 1999.

B.12 Second Amendment to the Credit Agreement dated as of February 10, 1998, dated as of March 9, 1999.

March 19, 1999

NORTHEAST UTILITIES                     HOLYOKE WATER POWER COMPANY
THE CONNECTICUT LIGHT AND POWER COMPANY NORTH ATLANTIC ENERGY CORPORATION WESTERN MASSACHUSETTS ELECTRIC COMPANY PUBLIC SERVICE COMPANY OF NEW
                                        HAMPSHIRE

BY
   		/s/Randy A. Shoop
		Randy A. Shoop
		Assistant Treasurer
	   	Northeast Utilities Service Company